UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-49929

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Access National Corporation 401(k) Profit Sharing Plan

(As Restated January 1, 2010)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Access National Corporation

1800 Robert Fulton Drive, Suite 300

Reston, Virginia 20191

ACCESS NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

RESTON VA, 20191

REQUIRED INFORMATION

The Access National Corporation 401(k) Profit Sharing Plan (As restated January 1, 2010) (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan as of December 31, 2011 and 2010, and for the year ending December 31, 2011, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

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Report of Independent Registered Public Accounting Firm

Plan Administrator and Trustees

Access National Corporation

401(k) Profit Sharing Plan

Reston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Access National Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

BDO USA, LLP

Richmond, Virginia

June 28, 2012

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ACCESS NATIONAL CORPORATION 401(K) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010

Assets

Investments, at fair value:
Mutual funds	$7,650,156	$7,178,190
Self-directed brokerage accounts	1,107,341	950,717
Total Investments	8,757,497	8,128,907

Receivables:
Employer contribution	215,687	202,537
Employee deferrals	-	32,017
Notes receivable from participants	152,468	221,348
Total receivables	368,155	455,902

Cash	45,949	42,505

Net assets available for benefits	$9,171,601	$8,627,314

See accompanying notes to financial statements.

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ACCESS NATIONAL CORPORATION 401(K) PROFIT SHARING PLAN

Statement of Changes in Net Assets

Available for Benefits

For the Year Ended December 31, 2011

2011
Additions to net assets attributed to:
Investment Income (Loss):
Mutual funds	$(231,704)
Self-directed brokerage accounts	196,595
Dividends	162,554
127,445

Interest on participant notes receivable	8,100

Contributions:
Employer	439,180
Participant	980,475
Rollovers	11,417
1,431,072
Total additions	1,566,617

Deductions from net assets attributed to:
Benefits paid to participants	938,634
Administrative expenses	83,696

Total deductions	1,022,330

Net increase	544,287

Net assets available for benefits:
Beginning of period	8,627,314
End of period	$9,171,601

See accompanying notes to financial statements.

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ACCESS NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Access National Corporation 401(k) Profit Sharing Plan (As Restated January 1, 2010) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a Profit Sharing Plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code (IRC or Code) and covers eligible employees of Access National Corporation (the Company) and its subsidiaries. The Plan was originally established in 2000 and was last amended January 1, 2010 to reflect provisions of the Pension Protection Act of 2006 (the PPA), the Worker, Retiree and Employer Recovery Act (the WRERA) and certain other applicable laws. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions: Employees of the Company and its subsidiaries are eligible to participate in the Plan if they have completed six months of service, as defined by the Plan, and have attained age 21. Participation in the Plan is voluntary. Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute, at its discretion, a percentage of the participant’s salary deferral contribution, to be determined each year (the employer matching contribution). Employer matching contributions of $215,687 and $202,537 were made subsequent to December 31, 2011 and 2010, respectively, and are reflected under receivables in the Statements of Net Assets Available for Benefits.

In accordance with IRC limits, the Plan is required to return excess contributions received during the Plan year. The Plan passed the Average Deferral Percentage (ADP) test in compliance with IRC Section 415 for the year ended December 31, 2011; therefore, no participant contribution refunds were necessary for the Plan’s 2011 fiscal year.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, employer matching contributions, if any, and an allocation of Plan earnings. Allocations are based on participant account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Participants become 100% vested in the employer matching contribution and earnings thereon after completion of three years of credited service.

Number of Years of
Credited Service	Vested Interest
Less than 3 years	0%
3 years	100%

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed in a lump sum payment.

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NOTE 1 — DESCRIPTION OF PLAN (Continued)

Investment Options: All assets in the Plan are invested as directed by individual participants. Participants are given the option to direct account balances and all contributions into mutual funds, money market funds and personal brokerage accounts. The Company’s common stock is not a direct investment option and can only be acquired through the personal brokerage account.

Loans: Participants may borrow from their Plan accounts, in accordance with the Plan’s terms and applicable law, up to the lesser of $50,000 or 50% of the participant’s vested interest in the Plan for terms not to exceed five years, unless the loan is for the purchase of a principal residence. Loans to participants are evidenced by promissory notes and are secured by the balance in the participant’s account. Loan principal and interest payments are made in accordance with the note’s amortization schedule. Participants repay loan principal and interest through payroll deductions.

In-service Withdrawals: A Plan participant may request an in-service withdrawal if he or she has attained age 59-1/2.

Forfeitures: Forfeitures represent the non-vested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures may be used to reduce future employer matching contribution expense to the Plan, to pay administrative expenses of the Plan or to fund a qualified non-elective contribution (QNEC). As of December 31, 2011 forfeitures of $38,080 were available for these purposes. Forfeitures of $15,955 were used to pay administrative expenses of the Plan for the Plan year ended December 31, 2011.

Expenses: Certain administrative expenses are paid by the Plan as provided by the Plan document. All other administrative expenses are paid by the Company.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP).

Investments: The investments held by the Plan are shown at fair value. Purchases and sales are recorded on a trade date basis. The Plan’s investments in mutual funds are valued based on quoted market prices as of the end of the Plan year. The self-directed brokerage accounts consist of common stock and mutual funds, stated at fair value, based on quoted market prices.

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NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants: Notes receivable from participants are carried at unpaid principal plus accrued interest. In September 2010, the Financial Accounting Standards Board (the FASB) issued Accounting Standards Update 2010-25 (ASU 2010-25) Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 updates Accounting Standards Codification (ASC) Topic 962 – Defined Contribution Pension Plans. ASU 2010-25 requires defined contribution plans to report loans to employees as notes receivable rather than plan investments subject to fair value reporting. The Plan adopted ASU 2010-25 effective for the fiscal year 2010. ERISA rules require the Plan to report participant loans as plan investments; accordingly these loans are included in Form 5500, Part IV, Schedule H, Line 4(i) Schedule of Assets (Held at End of Year) as well as Form 5500, Part I, Line c(8) Participant Loans.

Recent Accounting Pronouncements:

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) – Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurements and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 is effective for plans prospectively for the year ending December 31, 2012. While the provisions of ASU 2011-04 may increase the Plan’s fair value disclosures, the Plan does not expect the adoption of ASU 2011-04 to have a material effect on the Plan financial statements.

Payment of Benefits: Benefits are recorded when paid.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, and through participants’ self-directed brokerage accounts, investments with readily determinable market values including common stock of the Company. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.

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NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Fair Value Measurements: The Plan measures certain financial assets and liabilities at fair value in accordance with ASC 820 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels within the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices for identical or similar assets in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Common stock - Valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds - Valued at the net asset value of shares held by the Plan at year end.

The following tables summarize investments measured at fair value on a recurring basis:

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Growth funds	$2,679,885	$-	$-	$2,679,885
International growth funds	1,193,778	-	-	1,193,778
Index funds	2,061,293	-	-	2,061,293
Target-date retirement funds	360,297	-	-	360,297
Fixed income funds	1,213,976	-	-	1,213,976
Money market funds (1)	389,959	-	-	389,959
Total Mutual Funds	7,899,188	-	-	7,899,188
Common stock (2)	858,309	-	-	858,309
Total investment assets at fair value	$8,757,497	$-	$-	$8,757,497

(1)	Includes $249,032 held in self-directed brokerage accounts.
(2)	Consists of $708,145 common stock of the Company and $150,164 other common stock held in self-directed brokerage accounts.

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	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Growth funds	$2,259,463	$-	$-	$2,259,463
International growth funds	1,025,129	-	-	1,025,129
Index funds	1,911,788	-	-	1,911,788
Target-date retirement funds	425,216	-	-	425,216
Fixed income funds	1,295,910	-	-	1,295,910
Money market funds (1)	434,303	-	-	434,303
Total Mutual Funds	7,351,809	-	-	7,351,809
Common stock (2)	777,098	-	-	777,098
Total investment assets at fair value	$8,128,907	$-	$-	$8,128,907

(1)	Includes $173,619 held in self-directed brokerage accounts.
(2)	Consists of $467,136 common stock of the Company and $309,962 other common stock held in self-directed brokerage accounts

NOTE 3 — RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

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NOTE 4 — SCHEDULE OF REPORTABLE INVESTMENTS

The following table presents investments that represented 5% or more of the Plan’s net assets at December 31, 2011 and 2010, except as otherwise noted:

	2011	2010
American Funds Cap World Growth & Income R5	$1,193,778	$1,025,129
American Funds Income Fund of America R5	1,052,717	471,197
American Funds Wash Mutual Invest R5	*	511,011
Dodge & Cox Income Fund	537,998	*
T Rowe Price Retirement Funds	*	425,216
Vanguard 500 Index Fund	1,178,077	934,493
Vanguard Mid-Cap Index Fund	*	522,818
Vanguard Small Cap Growth Index	*	454,477
Self-directed brokerage accounts	1,107,341	950,717

*Did not represent 5% or more of the Plan’s net assets at end of respective year.

The following table summarizes appreciation in fair value of the Plan’s investments, including net realized and unrealized gains and losses for the year ended December 31, 2011:

December 31, 2011

Mutual Funds	$(231,704)
Self-directed brokerage accounts	196,595

Total	$(35,109)

NOTE 5 — PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Columbia Benefits Consultants Inc., the Plan record keeper, and Mid-Atlantic Trust Company, the Custodian, totaled $83,696 for 2011.

NOTE 6 — TAX STATUS

The Plan is a non-standardized prototype and has received an opinion letter from the Internal Revenue Service dated March 16, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related Trust is exempt from taxation. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related Trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

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SUPPLEMENTAL SCHEDULE

ACCESS NATIONAL CORPORATION 401(K) PLAN

EIN 82-0545425, Plan 001

Form 5500, Schedule H, Item 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2011

(a)	( b ) Identity of issue	( c ) Description of Investments	(d) Cost ***	(e) Current Value
	American Funds Cap World Growth & Income R5	Mutual Fund		$1,193,778
	American Funds Growth Fund of America R5	Mutual Fund		226,751
	American Funds Income Fund of America R5	Mutual Fund		1,052,717
	American Funds Wash Mutual Invest R5	Mutual Fund		394,652
	Dodge & Cox Income Fund	Mutual Fund		537,998
	Fidelity Small Cap Stock	Mutual Fund		144,124
	Fidelity Mid-Cap Stock Fund	Mutual Fund		221,338
	Pioneer High Yield Fund A	Mutual Fund		46,945
	Royce Special Equity Fund	Mutual Fund		99,993
	T Rowe Price Blue Chip Growth	Mutual Fund		255,850
	T Rowe Price Equity Income	Mutual Fund		108,277
	T Rowe Price Mid Cap Value	Mutual Fund		176,183
	T Rowe Price Retirement Funds	Mutual Fund		360,297
	Vanguard 500 Index Fund	Mutual Fund		1,178,077
	Vanguard Mid-Cap Index Fund	Mutual Fund		425,902
	The Bancorp Bank Master Demand Account	Mutual Fund		140,927
	Vanguard Short Term Bond Index Fund	Mutual Fund		339,136
	Vanguard Short Term Federal Fund	Mutual Fund		289,897
	Vanguard Small Cap Growth Index	Mutual Fund		457,314
	Total Mutual Funds			7,650,156

*	Self-directed brokerage accounts			1,107,341
**	Notes receivable from participants with interest rates of 4.25% to 9.25%			152,468
	Total Assets			$8,909,965

*	Self-directed brokerage accounts include stock of the Plan Sponsor, Access National Corporation, a party-in-interest to the Plan.
**	Each note receivable is payable by a party-in-interest to the Plan.
***	Cost information omitted for participant-directed investments

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Access National Corporation 401(k) Profit Sharing Plan (As Restated January 1, 2010) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCESS NATIONAL CORPORATION 401(k) PROFIT SHARING PLAN (As Restated January 1, 2010)

Date: June 28, 2012	By:	/s/ Michael W. Clarke
Michael W. Clarke
President and Chief Executive Officer Access National Corporation, Trustee

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